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Exhibit 3

DRD AWARDS R100 MILLION PLANT CONTRACT TO MAED

05 June 2003

219/03-jmd

FOR IMMEDIATE RELEASE

        Durban Roodepoort Deep, Limited (DRD) has awarded a R100 million contract for the upgrading of the South Plant at its North West Operations near Stilfontein to South African engineering firm, MAED.

        The contract is the largest, in monetary terms, to be awarded as part of DRD's overall Project Boost, launched last year to reduce production costs, increase reserves and reduce risk at the company's operations. Project Boost is being financed from the US$66 million raised by DRD in November last year through a highly successful convertible bond issue.

        The South Plant upgrade will mean that the High and Low Grade plants at the North West Operations can be closed without a reduction in planned treatment of underground ore and surface waste rock. The upgraded South Plant will treat underground ore at a rate of 190 000 tons per month and surface waste rock at a rate of 70 000 tons per month.

        Operating costs will be reduced significantly—from the High Grade Plant's current R57 per ton to R33 per ton. Newer CIP technology to be employed in the upgraded South Plant is expected to result in a 0.5% increase in gold recovery. Pay-back through the cost and gold recovery benefits derived is estimated at less than 18 months.

        Management of the single plant is expected to be more efficient than that of three separate plants remote from each other. The upgraded South Plant will have a larger "no-man's-land" type of perimeter fencing and improved state-of-the-art camera surveillance; both of these new security measures will help reduce gold pilferage significantly.

        While the High Grade Plant will be retained for clean-up operations—initial indications are that there is approximately 1400 kilograms of gold available for recovery—the Low Grade Plant will either be sold or used for toll treatment of foreign materials.

        Regional Director of DRD's South African Operations Deon van der Mescht says: "To fulfill DRD's commitment to extend the economic life of the North West Operations we must reduce costs and improve productivity; the South Plant upgrade is one of the major drivers we have to do this."

Queries:

  Ilja Graulich, Durban Roodepoort Deep, Limited
  +27 11 381 7826 (office)
  +27 83 604 0820 (mobile)

  James Duncan, Russell & Associates
  +27 11 880 3924 (office)
  +27 82 892 8052 (mobile)

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DRD AWARDS R100 MILLION PLANT CONTRACT TO MAED